Exhibit 99.1
Duoyuan Global Water Inc. Reports
Third Quarter 2009 Financial Results
Revenue Up 30.9% to RMB255.2 Million from the Prior Year Period
Net Income up 23.1% to RMB73.4 Million from the Prior Year Period
Diluted Earnings per ADS of $0.49
Live Conference Call to be Held on Monday, November 9, 2009 at 5:00 PM U.S. Eastern Time
Beijing, China, November 9, 2009 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the third quarter of 2009.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased with the Company’s third quarter financial results, which reflect increased demand across all three product lines, our comprehensive and high quality product offering, as well as our low cost manufacturing base, extensive distribution network and strong competitive position. All of these factors contributed to our quarterly financial results today and lay the groundwork for continued growth in the future.”
Third Quarter 2009 Financial Highlights
•	Revenue increased 30.9% to RMB255.2 million ($37.4 million1) from RMB195.0 million in the prior year period.
•	Gross margin increased to 49.5% from 46.8% in the prior year period.
•	Operating income increased 31.1% to RMB95.7 million ($14.0 million) from RMB73.0 million in the prior year period.
•	Net income increased 23.1% to RMB73.4 million ($10.8 million) from RMB59.6 million in the comparable period of 2008.
•	Diluted earnings per ADS[2] was $0.49. Each ADS represents two of the Company’s ordinary shares.
Third Quarter 2009 Financial Performance

Third quarter 2009 revenue increased 30.9% to RMB255.2 million ($37.4 million) from RMB195.0 million in the comparable period of 2008, reflecting growth across all three product categories. Revenue from wastewater treatment equipment increased 42.3%, to RMB100.1 million ($14.7 million) in the third quarter of 2009 compared to RMB70.3 million in the third quarter of 2008, due to increased demand for Duoyuan’s belt filter press machines, sludge screw, online testing equipment, ultraviolet shelving disinfection systems and microporous aerators. Revenue from circulating water treatment increased by 20.0% to RMB96.1 million ($14.1 million) in the third quarter of 2009 compared to RMB80.1 million in the third quarter of 2008, driven by increased demand for the Company’s new fully automatic filters, electronic water conditioners and circulating water central processors. Revenue from water purification equipment increased by 28.4% to RMB55.0 million ($8.1 million) in the third quarter of 2009 compared to RMB42.8 million in the prior year period, as the Company’s newly introduced models for central water purifiers, industry pure water equipment and ultraviolet water purifiers continued to be well-received by the marketplace. Demand for the Company’s products increased across all three product lines, driven by market recognition of the high quality, durability and effectiveness of the Company’s products, as well as the success of the Company’s promotion and marketing strategies.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2009, were made at the noon buying rate of RMB6.8262 to USD1.00 on September 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

2.	American Depositary Shares, which are traded on the New York Stock Exchange, are equivalent to ordinary shares at a ratio of 1:2.

Ongoing government regulations mandating the utilization of water treatment products and stricter enforcement of environmental protection laws also drove demand in the third quarter. While Duoyuan experienced revenue growth across all three product categories in the third quarter of 2009, demand for the Company’s wastewater treatment equipment outpaced demand for circulating water treatment equipment and water purification equipment due to intensified government efforts to monitor wastewater discharge.
For the third quarter of 2009, gross profit increased by 38.4% to RMB126.4 million ($18.5 million) from RMB91.3 million in the prior year’s period. Gross margin for the third quarter of 2009 was 49.5%, compared to 46.8% in the third quarter of 2008, primarily due to a decrease in raw material costs.
Operating income increased by 31.1% to RMB95.7 million ($14.0 million) in the third quarter of 2009, from RMB73.0 million in the comparable period of 2008. Operating margin was 37.5% in the third quarter of 2009, essentially flat from 37.4% in the prior year period. Selling expenses increased 82.5% to RMB19.2 million ($2.8 million) in the third quarter from RMB10.5 million in the prior year’s period. The increase primarily reflects advertising activities initiated in the third quarter of 2009 to enhance national brand recognition.
Provision for income taxes in the third quarter of 2009 increased to RMB22.4 million ($3.3 million), an effective tax rate of 23.4%, from RMB12.9 million, an effective tax rate of 17.8%, in the third quarter of 2008. The increase in tax provision primarily reflects the increase in the Company’s profits by 32.0% over the same period of 2008, and the termination of a tax exemption for Duoyuan Langfang, one of the Company’s subsidiaries on December 31, 2008.
Net income increased 23.1% to RMB73.4 million ($10.8 million) in the third quarter of 2009, from RMB59.6 million in the prior year’s third quarter. Diluted earnings per share was RMB1.67 ($0.25) in the third quarter of 2009, compared to RMB1.99 in the third quarter of 2008. During this year over year period, diluted earnings per ADS was RMB3.35 ($0.49) compared to RMB3.97, respectively.
The Company had approximately 43.8 million weighted average number of diluted shares outstanding as of September 30, 2009, compared to 30.0 million weighted average number of diluted shares outstanding as of September 30, 2008.
As of September 30, 2009, the Company had cash and bank deposits of RMB937.2 million ($137.3 million), compared to RMB198.5 million as of December 31, 2008, mostly reflecting net proceeds from the Company’s initial public offering. Cashflow provided by operating activities for the nine months ended September 30, 2009 were approximately RMB150.5 million ($22.0 million), compared to approximately RMB184.5 million in the prior year period.
Nine Months Ended September 30, 2009 Financial Performance
For the nine months ended September 30, 2009, revenue increased 33.0% to RMB589.6 million ($86.4 million) from RMB443.2 million for the first nine months of 2008. During this same time period, gross profit increased by 42.8% to RMB285.5 million ($41.8 million) from RMB200.0 million. Operating income decreased by 11.8% to RMB133.2 million ($19.5 million) for the first nine months of 2009 from RMB151.0 million for the first nine months of 2008, and net income decreased 34.8% to RMB77.2 million ($11.3 million), or RMB2.22 ($0.33) per diluted share, from RMB118.3 million, or RMB3.94 per diluted share, for these respective periods. Net income per diluted ADS was RMB4.44 ($0.65) for the first nine months of 2009, down from RMB7.89 for the first nine months of 2008. Weighted average number of diluted shares outstanding was approximately 34.8 million for the first nine months of 2009, compared to 30.0 million weighted average number of diluted shares outstanding for the first nine months of 2008.
Non-Cash Share-Based Compensation Expense
In the third quarter of 2009, the Company recorded non-cash share-based compensation expense of approximately RMB1.1 million ($158,813), or approximately $0.0072 per ADS. In the first nine months of 2009, the Company recorded non-cash share-based compensation expense of approximately RMB91.6 million ($13.4 million), or approximately $0.77 per ADS, the majority of which was recognized in the second quarter of 2009. Please refer to the non-GAAP presentation provided below for a year over year comparison excluding non-cash share-based compensation expense.
Financial Outlook
Mr. Stephen C. Park concluded, “As we come off a fantastic third quarter, which is seasonally our strongest quarter, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and vast distribution network. With this in mind, we are targeting revenue of approximately RMB190 million in the fourth quarter of 2009.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call on Monday, November 9, 2009 at 5:00 PM U.S. Eastern Time. Listeners may access the call by dialing:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	852-2475-0994
United Kingdom:	0-808-234-6646
International:	65-6735-7955
Conference ID:	35643396
A telephone replay will be available beginning two hours after the conclusion of the call and will be available through November 16, 2009. Listeners may access the replay by dialing:

United States:	1-888-214-5335
China (North):	10-800-714-0386
China (South):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-808-731-7846
International:	61-2-8235-5000
Conference ID:	35643396
A webcast of the conference call will also be available at the investor relations section of the Company’s website at
http://www.duoyuan-hq.com.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wei-Jung Yang: 86-10-6599-7968

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	194,972,023	255,203,895	$37,385,939	443,168,505	589,579,085	$86,370,028

COST OF REVENUE	103,674,793	128,852,598	18,876,183	243,195,069	304,061,507	44,543,305

GROSS PROFIT	91,297,230	126,351,297	18,509,756	199,973,436	285,517,578	41,826,723

RESEARCH AND DEVELOPMENT EXPENSES	3,998,738	4,413,573	646,564	11,594,354	13,682,707	2,004,440

SELLING EXPENSES	10,537,292	19,225,862	2,816,481	26,277,454	41,490,394	6,078,110

GENERAL AND ADMINISTRATIVE EXPENSES	3,763,336	7,007,731	1,026,593	11,068,726	97,161,943	14,233,679

OPERATING INCOME	72,997,864	95,704,131	14,020,118	151,032,902	133,182,534	19,510,494

INTEREST EXPENSE	(710,805)	(298,540)	(43,735)	(2,587,823)	(923,450)	(135,280)

OTHER INCOME	246,246	362,942	53,169	1,020,437	805,274	117,968

LOSS FROM SALE OF PROPERTY	—	—	—	(3,204,479)	—	—

INCOME BEFORE INCOME TAXES	72,533,305	95,768,533	14,029,552	146,261,037	133,064,358	19,493,182

PROVISION FOR INCOME TAXES	12,925,412	22,371,952	3,277,365	27,951,409	55,868,759	8,184,460

NET INCOME	59,607,893	73,396,581	$10,752,187	118,309,628	77,195,599	$11,308,722

Earnings per share:
Basic	1.99	1.68	$0.25	3.94	2.22	$0.33
Diluted	1.99	1.67	$0.25	3.94	2.22	$0.33

Earnings per ADS:
Basic	3.97	3.36	$0.49	7.89	4.45	$0.65
Diluted	3.97	3.35	$0.49	7.89	4.44	$0.65

Weighted average number of shares outstanding:
Basic	30,000,000	43,702,631	43,702,631	30,000,000	34,718,122	34,718,122
Diluted	30,000,000	43,838,207	43,838,207	30,000,000	34,767,287	34,767,287

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	194,972,023	255,203,895	$37,385,939	443,168,505	589,579,085	$86,370,028

COST OF REVENUE	103,674,793	128,852,598	18,876,183	243,195,069	302,686,834	44,341,923

GROSS PROFIT	91,297,230	126,351,297	18,509,756	199,973,436	286,892,251	42,028,105

RESEARCH AND DEVELOPMENT EXPENSES	3,998,738	4,413,573	646,564	11,594,354	13,682,707	2,004,440

SELLING EXPENSES	10,537,292	19,225,862	2,816,481	26,277,454	37,505,478	5,494,342

GENERAL AND ADMINISTRATIVE EXPENSES	3,763,336	5,923,642	867,780	11,068,726	10,966,189	1,606,485

OPERATING INCOME	72,997,864	96,788,220	14,178,931	151,032,902	224,737,877	32,922,838

INTEREST EXPENSE	(710,805)	(298,540)	(43,735)	(2,587,823)	(923,450)	(135,280)

OTHER INCOME	246,246	362,942	53,169	1,020,437	805,274	117,968

LOSS FROM SALE OF PROPERTY	—	—	—	(3,204,479)	—	—

INCOME BEFORE INCOME TAXES	72,533,305	96,852,622	14,188,365	146,261,037	224,619,701	32,905,526

PROVISION FOR INCOME TAXES	12,925,412	22,371,952	3,277,365	27,951,409	55,868,759	8,184,460

NET INCOME	59,607,893	74,480,670	$10,911,000	118,309,628	168,750,942	$24,721,066

Earnings per share:
Basic	1.99	1.70	$0.25	3.94	4.86	$0.71
Diluted	1.99	1.70	$0.25	3.94	4.85	$0.71

Earnings per ADS:
Basic	3.97	3.41	$0.50	7.89	9.72	$1.42
Diluted	3.97	3.40	$0.50	7.89	9.71	$1.42

Weighted average number of shares outstanding:
Basic	30,000,000	43,702,631	43,702,631	30,000,000	34,718,122	34,718,122
Diluted	30,000,000	43,838,207	43,838,207	30,000,000	34,767,287	34,767,287

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2008	2009	2009
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash	198,518,061	937,209,569	$137,295,943
Accounts receivable	137,549,786	184,060,332	26,963,806
Inventories, net of reserve for obsolescence	46,726,339	63,289,184	9,271,510
Other receivables	46,500	31,000	4,541
Other current assets	645,376	22,745	3,332
Deposits	9,990,000	29,474,320	4,317,823

Total current assets	393,476,062	1,214,087,150	177,856,955

PLANT AND EQUIPMENT, net	117,681,359	145,189,409	21,269,434

OTHER ASSETS:
Prepaid leases	22,481,491	22,088,727	3,235,875
Deferred tax assets	4,446,899	4,446,899	651,446

Total other assets	26,928,390	26,535,626	3,887,321

Total assets	538,085,811	1,385,812,185	$203,013,710

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable	20,000,000	20,000,000	$2,929,888
Accounts payable	38,696,788	79,684,831	11,673,381
Other payables	24,927,232	17,541,482	2,569,729
Income taxes payable	10,768,521	24,088,093	3,528,770

Total current liabilities	94,392,541	141,314,406	20,701,768

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares at December 31, 2008 and 43,702,631 shares at September 30, 2009	7,295	10,384	1,521
Additional paid-in capital	132,455,705	856,061,526	125,408,210
Statutory reserves	36,413,141	53,467,690	7,832,717
Retained earnings	274,817,129	334,958,179	49,069,494

Total shareholders’ equity	443,693,270	1,244,497,779	182,311,942

Total liabilities and shareholders’ equity	538,085,811	1,385,812,185	$203,013,710

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS OF OPERATIONS

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

GAAP NET INCOME	59,607,893	73,396,581	$10,752,187	118,309,628	77,195,599	$11,308,722
Share-based compensation	—	1,084,089	158,813	—	91,555,343	13,412,344

NON-GAAP NET INCOME	59,607,893	74,480,670	$10,911,000	118,309,628	168,750,942	$24,721,066

GAAP Earnings per share — diluted	1.99	1.67	$0.25	3.94	2.22	$0.33
Share-based compensation	—	0.03	0.00	—	2.63	0.38

NON-GAAP Earnings per share — diluted	1.99	1.70	$0.25	3.94	4.85	$0.71

GAAP Earnings per ADS — diluted	3.97	3.35	$0.49	7.89	4.44	$0.65
Share-based compensation	—	0.05	0.01	—	5.27	0.77

NON-GAAP Earnings per ADS — diluted	3.97	3.40	$0.50	7.89	9.71	$1.42

Weighted average number of shares outstanding — diluted	30,000,000	43,838,207	43,838,207	30,000,000	34,767,287	34,767,287